EXHIBIT 99.1

B2Gold Announces Amended Shareholder Return Strategy, including New Dividend Framework and Intention to Implement a Normal Course Issuer Bid

VANCOUVER, British Columbia, Jan. 13, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces amendments to its shareholder returns strategy to increase financial flexibility as it completes its current phase of organic growth, including the anticipated commencement of initial production from Fekola Regional in Mali, the completion of construction of the Goose Mine in Nunavut, Canada, the development of the Antelope deposit at the Otjikoto Mine in Namibia, and de-risking activities at the Gramalote Project in Colombia. All dollar figures are in United States dollars unless otherwise indicated.

New Dividend Framework

Management and the Board of Directors (the “Board”) of B2Gold have completed a comprehensive review of its existing dividend level and approved a change in its intended quarterly dividend rate from $0.04 per common share ($0.16 per common share on an annualized basis) to $0.02 per common share ($0.08 per common share on an annualized basis).

Since payment of its inaugural dividend in 2020, B2Gold has paid a sector-leading dividend, principally funded through the strong free cash flow generation from its three existing operating mines. Upon acquiring Sabina Gold & Silver Corp. in April 2023 (and the associated increase in B2Gold shares outstanding), the Company continued its quarterly dividend at the same $0.04 per common share level while investing significantly in organic production growth opportunities, primarily advancing construction of the Goose Mine and developing the infrastructure for Fekola Regional. In total, B2Gold has paid approximately $870 million in dividends to shareholders since 2020.

Based on the Company’s funding requirements, including completing construction of the Goose Mine (which remains on schedule and on budget to the current timeline and total construction cost estimate as outlined in B2Gold’s September 12, 2024 news release), advancing development of the Antelope deposit at the Otjikoto Mine, de-risking activities at the Gramalote Project in Colombia, combined with the upcoming delivery of approximately 265,000 gold ounces from July 2025 to June 2026 to satisfy its gold prepayment arrangement entered into in January 2024, the Company determined that modifying the quarterly dividend level to $0.02 per common share is commensurate to the current growth phase of the Company and provides additional financial flexibility to advance and complete its organic growth opportunities, while still providing shareholders with a sustainable dividend moving forward.

Returning capital to shareholders remains a foundational element of B2Gold’s capital allocation philosophy. Under the amended dividend framework, the pro forma dividend yield as of December 31, 2024, would be 3.3%, remaining one of the highest dividend yields amongst the global precious metal producers.

Clive Johnson, President and Chief Executive Officer of B2Gold stated, “Since inception of our first common share dividend in 2020, B2Gold has paid approximately $870 million in dividends to shareholders, reflecting the strong free cash flow generation of our portfolio of operating assets over the past four years. As we enter an organic production growth phase, starting shortly with the anticipated commencement of gold production from both Fekola Regional and the Goose Mine, it is important to maintain our strong financial position as well as flexibility for internal growth projects moving forward. In conjunction with the revised dividend framework, we are announcing the intent to implement a normal course issuer bid, which will allow the Company to have increased flexibility with respect to returning capital to shareholders, as well as take advantage of periods of time when the market value of our shares do not properly reflect the underlying value of our business.”

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the revised intended rate or at all in the future.

Intention to Implement Normal Course Issuer Bid

B2Gold intends to implement a normal course issuer bid (the “NCIB”) to purchase, on the open market through the facilities of the Toronto Stock Exchange (“TSX”), NYSE American (“NYSE American”), other designated exchanges and/or alternative Canadian and U.S. trading systems or by such other means as may be permitted by applicable Canadian and U.S. securities laws, up to 5% of the outstanding common shares of the Company (“Shares”), subject to the approval of the TSX. As at January 13, 2025, the Company had 1,318,040,605 Shares outstanding. The Company intends to file a notice of intention with the TSX in this regard.

Subject to the approval of the TSX, it is expected that the NCIB will begin later in the first quarter of 2025 and will end at the latest 12 months from the date of the implementation of the NCIB. Purchases made on the open market through the facilities of the TSX, the NYSE American and alternative trading systems will be made at the prevailing market price at the time of purchase, or such other price as may be permitted by the TSX and applicable U.S. securities laws. The Company may also purchase Shares pursuant to exemption orders from applicable securities regulatory authorities, and such purchases will be at a discount to the prevailing market price. The Shares purchased by B2Gold under the NCIB will be cancelled. The Company will only make purchases under the NCIB once all regulatory approvals are obtained.

The Company will retain discretion whether to make purchases under the NCIB, and to determine the timing, amount and acceptable price of any such purchases, subject at all times to applicable TSX, NYSE American and other regulatory requirements. However, the Company may enter into a pre-defined plan (a “Purchase Plan”) on occasion with its broker to allow for the repurchase of Shares at times when the Company ordinarily would not be active in the market due to its pre-scheduled blackout periods. Such form of a Purchase Plan will be adopted in accordance with Canadian and U.S. securities laws and is subject to the approval of the TSX.

The Company’s decision to approve the NCIB is consistent with its amended shareholder return strategy outlined in detail above, and reflective of the Company's belief that the market may undervalue the Shares of B2Gold from time to time and that the Shares may trade in a price range which may not adequately reflect the value of the Shares in relation to the business, assets, and prospects of B2Gold from time to time and that purchases of Shares pursuant to the NCIB may represent an appropriate and desirable use of the Company's capital.

The Company intends to announce when the NCIB has been approved by the TSX with additional details regarding the time frame allowed for the NCIB and details around the number of Shares available for the Company to purchase under the NCIB, in the aggregate and per trading day.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2025; total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025; and certain statements related to the Company’s intention to implement the NCIB, and the proposed terms thereof. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com